April 6, 2015

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed March 27, 2015

File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 7 (“Amendment No. 7”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the registration statement as filed on March 27, 2015, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The registration statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated April 3, 2015 regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Party City Holdco Inc.	Page 2 of 3

Recent Developments, page 6

1.	We note that you intend to disclose preliminary revenue and comparable store sales for the quarter ended March 31, 2015 and have the following comments:

•	Please provide additional disclosure to put these measures into context for your investors such as whether these measures are consistent with the trends disclosed in MD&A, and if not, why not.

•	Additionally, as revenue information alone presents an incomplete picture of your results, please disclose whether you expect profitability and other significant financial statement line items to reflect a similar trend. If this information is unknown, clearly disclose this, including the fact that your profitability trends may differ from your revenue and Party City brand same store sales trends.

•	Please confirm your understanding that if your interim March 31, 2015 financial statements are available or become available before the effective date of this registration statement, they should be included in your filing.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Registration Statement to provide additional disclosure regarding the preliminary revenue and comparable store sales for the quarter ended March 31, 2015 as compared to the quarter ended March 31, 2014, consistent with the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company also advises the Staff that expected profitability and other significant financial statement line items are currently unknown. The Company has revised the Registration Statement to clearly disclose this, including the fact that the Company’s profitability trends may differ from its revenue and Party City brand comp sales trends.

The Company confirms that if its interim March 31, 2015 financial statements are available or become available before the effective date of the Registration Statement, the Company will include such financial statements in the Registration Statement. The Company advises the Staff that it does not expect such financial statements to be available prior to the currently anticipated effective date.

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Party City Holdco Inc.	Page 3 of 3

Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

cc:	Party City Holdco Inc.

Michael A. Correale